UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SATSUMA PHARMACEUTICALS, INC.

(Name of Subject Company)

SNBL23 Merger Sub, Inc.

(Offeror)

A Wholly Owned Subsidiary of

Shin Nippon Biomedical Laboratories, Ltd.

(Parent of Offeror)

(Names of Filing Persons—Offeror)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

80405P107

(CUSIP Number of Class of Securities)

Shinji Nitanda

Shin Nippon Biomedical Laboratories, Ltd.

2438 Miyanoura-cho, Kagoshima-shi, Kagoshima 891-1394, Japan

Telephone: +81-(0)99-294-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Robert T. Ishii

Ian B. Edvalson

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza, Spear Tower, Suite 3300

San Francisco, CA 94105-1126

Telephone: (415)-947-2000

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Items 1 through 9, Item 11 and Item 13.

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by SNBL23 Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of SHIN NIPPON BIOMEDICAL LABORATORIES, LTD., a Japanese corporation (“Parent”), to purchase any and all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Satsuma Pharmaceuticals, Inc., a Delaware corporation (the “Company”), that Parent does not already own for $0.91 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes plus one non-transferable contractual contingent value right per share (as it may be amended from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended from time to time, the “Letter of Transmittal” and which, together with the Offer to Purchase, constitutes the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in this Schedule TO, and is supplemented by the information specifically provided herein, except as otherwise set forth below.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated as of May 5, 2023.

(a)(1)(ii)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Summary Advertisement as published in the New York Times on May 5, 2023.

(a)(2)(i)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on May 5, 2023).

(a)(5)(i)	Press release issued by SHIN NIPPON BIOMEDICAL LABORATORIES, LTD., on April 17, 2023 (incorporated by reference to Exhibit 99.1 of the Tender Offer Statement on Schedule TO of SHIN NIPPON BIOMEDICAL LABORATORIES, LTD. filed with the Commission on April 17, 2023).

(a)(5)(ii)	Notice to Tokyo Stock Exchange that “SNBL Enters into Definitive Agreement to Acquire Satsuma Pharmaceuticals, Inc.” (incorporated by reference to Exhibit 99.2 of the Tender Offer Statement on Schedule TO of SHIN NIPPON BIOMEDICAL LABORATORIES, LTD. filed with the Commission on April 17, 2023).

(a)(5)(iii)*	Form of Notice to Tokyo Stock Exchange that “SNBL Commences Tender Offer to Acquire All Outstanding Shares of Satsuma Pharmaceuticals, Inc. Not Owned by SNBL.”

(b)	None.

Exhibit No.	Description

(d)(1)	Agreement and Plan of Merger, dated as of April 16, 2023, by and among Satsuma Pharmaceuticals, Inc., Shin Nippon Biomedical Laboratories, Ltd. and SNBL23 Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K of Satsuma Pharmaceuticals, Inc. filed with the Commission on April 17, 2023).

(d)(2)	Tender and Support Agreement, dated as of April 16, 2023, by among Shin Nippon Biomedical Laboratories, Ltd., SNBL23 Merger Sub, Inc. and certain stockholders and directors of the Company (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K of Satsuma Pharmaceuticals, Inc. filed with the Commission on April 17, 2023).

(d)(3)	Form of Contingent Value Rights Agreement to be entered into between Shin Nippon Biomedical Laboratories, Ltd. and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of Satsuma Pharmaceuticals, Inc. filed with the Commission on April 17, 2023).

(d)(4)	Amended and Restated Investors’ Rights Agreement, dated as of April 23, 2019, by and among Satsuma Pharmaceuticals, Inc. and the investors party thereto (incorporated by reference to Exhibit 4.3 of the Registration Statement on Form S-1 filed with the Commission on August 16, 2019).

(d)(5)	Amended and Restated Licensing and Assignment Agreement, dated December 16, 2016, by and between Satsuma Pharmaceuticals, Inc. and Shin Nippon Biomedical Laboratories, Ltd. (incorporated by reference to Exhibit 10.2(a) of the Registration Statement on Form S-1 filed with the Commission on August 16, 2019).

(d)(6)	First Amendment to Amended and Restated Licensing and Assignment Agreement, dated January 13, 2017, by and between Satsuma Pharmaceuticals, Inc. and Shin Nippon Biomedical Laboratories, Ltd. (incorporated by reference to Exhibit 10.2(b) of the Registration Statement on Form S-1 filed with the Commission on August 16, 2019).

(d)(7)	Second Amendment to Amended and Restated Licensing and Assignment Agreement, dated as of April 27, 2017, by and between Satsuma Pharmaceuticals, Inc. and Shin Nippon Biomedical Laboratories, Ltd. (incorporated by reference to Exhibit 10.2(c) of the Registration Statement on Form S-1 filed with the Commission on August 16, 2019).

(d)(8)	Third Amendment to the Amended and Restated Licensing and Assignment Agreement, dated October 6, 2017, by and between Satsuma Pharmaceuticals, Inc. and Shin Nippon Biomedical Laboratories, Ltd. (incorporated by reference to Exhibit 10.2(d) of the Registration Statement on Form S-1 filed with the Commission on August 16, 2019).

(g)	None.

(h)	None.

107*	Calculation of Filing Fee Table.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2023	SNBL23 MERGER SUB, INC.

	By:	/s/ Shinji Nitanda
Name: Shinji Nitanda
Title: Secretary

SHIN NIPPON BIOMEDICAL LABORATORIES, LTD.

	By:	/s/ Shinji Nitanda
Name: Shinji Nitanda
Title: Director